Introductory Email

Subject: Be Part of YSM's Next Big Move – Become an Investor!

Hey [Customer Name],

Our community has always been our strongest backbone and biggest supporters. YSM is growing, and we want you to be the best part of it. We're launching a crowdfunding campaign to raise up to $1 million to take YSM to the next level, and we're inviting our community to become part owners of the brand you already love.

Why invest in YSM?

- Help us expand into retail and bring our products to even more people.
- Support the development of innovative, new products.
- Join us in strengthening our foundation as a Black female-owned business.
- Be part of a community-driven brand that's all about uplifting and empowering.

Your investment is more than just support—it's a chance to grow with us. Ready to join the journey? Head over to [link] to learn more and invest today!

With love and gratitude,

Team YSM

Introductory Email

Subject: Be Part of YSM's Next Big Move – Become an Investor!

Hey [Customer Name],

Our community has always been our strongest backbone and biggest supporters. YSM is growing, and we want you to be the best part of it. We're launching a crowdfunding campaign to raise up to $1 million to take YSM to the next level, and we're inviting our community to become part owners of the brand you already love.

Why invest in YSM?

- Help us expand into retail and bring our products to even more people.
- Support the development of innovative, new products.
- Join us in strengthening our foundation as a Black female-owned business.
- Be part of a community-driven brand that's all about uplifting and empowering.

Your investment is more than just support—it's a chance to grow with us. Ready to join the journey? Head over to [link] to learn more and invest today!

With love and gratitude,

Team YSM

Introductory Email

Subject: Be Part of YSM's Next Big Move – Become an Investor!

Hey [Customer Name],

Our community has always been our strongest backbone and biggest supporters. YSM is growing, and we want you to be the best part of it. We're launching a crowdfunding campaign to raise up to $1 million to take YSM to the next level, and we're inviting our community to become part owners of the brand you already love.

Why invest in YSM?

- Help us expand into retail and bring our products to even more people.
- Support the development of innovative, new products.
- Join us in strengthening our foundation as a Black female-owned business.
- Be part of a community-driven brand that's all about uplifting and empowering.

Your investment is more than just support—it's a chance to grow with us. Ready to join the journey? Head over to [link] to learn more and invest today!

With love and gratitude,

Team YSM

EMAIL 1

Subject: Let's Grow Together – Become a YGN Investor!

Hey [Customer Name],

We wouldn't be where we are today without you, and we're beyond grateful to have you as part of the YGN family. Now, we're inviting you to step into an even bigger role in our journey.

We're Growing – And We Want You With Us!

YGN is raising up to $1 million, and guess what? We want you to join us on this exciting path forward! From developing fresh, innovative products to enhancing how we serve you, this next chapter is all about leveling up. And the best part — you can be part of it by becoming an investor.

Why Should You Invest in YGN?

- **Be a Part of the Movement**: When you invest, you're not just helping us grow; you're becoming a part-owner of YGN!
- **Fuel Innovation**: Your investment helps us bring even more amazing, game-changing products to life — quicker and better than ever.
- **Strengthen the YGN Foundation**: We're enhancing everything behind the scenes to deliver the best quality and service to you.
- **Join Our Passionate Community**: You'll be connected with fellow YGN lovers who believe in our mission just as much as you do!

How to Join the Journey

It's super simple to invest in YGN. Just visit our crowdfunding page [insert link] to get all the details and see how you can become a part-owner of this brand you already love. Whether you're new to investing or have done this before, we welcome every contribution — because together, we're unstoppable!

Why Now?

There's no time like the present to jump in. The constant backbone of our company has always been our community, so community ownership only makes sense to see YGN grow to overwhelming heights.

Thank you for believing in us, supporting us, and being such an important part of the YGN family. We can't wait to see what we'll achieve together.

With love and gratitude,
Team YGN

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.